SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission File No. 333-05752

CNH GLOBAL N.V.

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The Netherlands

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CNH GLOBAL N.V.

Form 6-K for the month of May 2008

List of Exhibits:

1. News Release entitled, “Case Construction Equipment Sponsors “Rockin’ for the Troops” Concert”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

May 14, 2008

For Immediate Release

Contact:
Tom McLaughlin	Jane Cooper
262/636-7498	630/377-2555
thomas.mclaughlin@cnh.com	jcooper@cooperhong.com

Case Construction Equipment Sponsors

“Rockin’ for the Troops” Concert

July concert to benefit U.S. troops deployed overseas

RACINE, Wis. (May 13, 2008) — Case Construction Equipment today announced co-sponsorship of the “Rockin’ for the Troops” concert to be held at Cantigny Park in Wheaton, Ill., on July 19, 2008. The concert is organized to benefit U.S. troops that are deployed overseas.

The event is being held by Operation Support Our Troops – Illinois, Inc. (OSOTIL), which was formed five years ago by military family members to support members of the Armed Forces deployed in harm’s way. The group has since grown to be one of the largest military support efforts in the country.

“Case has a long history of supporting the U.S. military,” said James Hasler, vice president, Case Construction Equipment. “During the last four years, we earned contracts to provide more than 5,000 pieces of construction equipment. We currently have a facility in Balad, Iraq to repair equipment. Plus, as recent as last Christmas, we donated care packages to U.S. troops in Iraq. Sponsoring an event like this is yet another way we stand behind our armed forces.”

For the past two years, OSOTIL has partnered with “CSI: New York” star Gary Sinise and the Lt. Dan Band to produce a sellout crowd of 10,000 attendees. This year, Sinise and his band will be supporting the troops once again, with special guest appearances from American English and Dick Biondi.

Last year’s event allowed OSOTIL to donate $75,000 to the effort to bring the first Fisher House to Illinois; donate $50,000 to Hines VA Hospital to go directly to the needs of the Poly Trauma Unit for treatment of those returning with traumatic brain injury, spinal cord injury or blindness; ship more than 5,600 care packages to troops serving oversees; expand efforts to provide comfort, support and resources to families with deployed military members; provide welcome and support to returning veterans; and support other organizations whose mission is similar, including the USO and Operation Homefront.

Cantigny Park, the Rockin’ for the Troops site, opens at noon, and live entertainment begins at 4 p.m. Gary Sinise and the Lt. Dan Band hit the stage at 7:30 p.m. Tickets are $25 and are available at participating Jewel-Osco stores, online at the OSOTIL Web site at www.osotil.org/rockin2008.html or by phone at 800/594-8499.

“We are thrilled to have Case on board as a Rockin’ Partner,” said Deborah Rickert, president of Operation Support Our Troops – Illinois, Inc. “We know that Case already supports our troops with equipment used to build infrastructure and maintain military facilities at home and abroad, and we very much appreciate the extra level of support represented by this sponsorship.”

Case Construction Equipment sells and supports a full line of construction equipment around the world, including the No. 1 loader/backhoes, articulated trucks, excavators, motor graders, wheel loaders, vibratory compaction rollers, crawler dozers, skid steers, compact track loaders, telescopic handlers and rough-terrain forklifts. Through Case dealers, customers have access to a true professional partner—with world-class equipment and aftermarket support, industry-leading warranties and flexible financing. More information is available at www.casece.com. Case is a division of CNH Global N.V. (NYSE: CNH), a majority-owned subsidiary of Fiat S.p.A. (FIA.MI).

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